UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K

_________________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 3, 2021

_________________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

_________________________

Novo Allé
DK-2880 Bagsværd
Denmark
(Adress of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2021 to 30 September 2021

3 November 2021

Novo Nordisk's net profit increased by 12% in the first nine months of 2021

•Operating profit increased by 5% in Danish kroner and by 12% at constant exchange rates (CER).
•Sales increased by 8% in Danish kroner and by 13% at CER to DKK 102.5 billion. Sales in International Operations increased by 10% in Danish kroner (13% at CER), and sales in North America Operations increased by 6% in Danish kroner (13% at CER).
•Sales within Diabetes and Obesity care increased by 10% in Danish kroner to DKK 88.0 billion (15% at CER), driven by GLP-1 growth of 24% in Danish kroner (30% at CER) reflecting the uptake of Ozempic® and Rybelsus®. Obesity care grew by 41% in Danish kroner (49% at CER) and Biopharm sales remained unchanged in Danish kroner (increased by 4% at CER).
•Sales in the third quarter increased by 15% in Danish kroner (15% at CER) compared to the third quarter of 2020. Sales growth was driven by diabetes GLP-1 growth of 30% in Danish kroner (31% at CER) and Obesity care growth of 79% in Danish kroner (82% at CER) reflecting market expansion and the launch of Wegovy™ in the US.
•Within R&D, Novo Nordisk initiated phase 3 development with both oral semaglutide 50 mg for the treatment of obesity and with ziltivekimab in cardiovascular disease during the third quarter.
•On 29 October, the 2021 outlook was raised with sales growth and operating profit growth now both expected to be 12-15% at CER. Sales and operating profit growth reported in Danish kroner is now expected to be 3 and 4 percentage points lower than at CER, respectively. The ongoing share buyback programme is expanded by DKK 2.0 billion to DKK 20 billion.

PROFIT AND LOSS	9M 2021	9M 2020	Growth as reported	Growth at CER*
DKK million
Net sales	102,467	94,808	8%	13%
Operating profit	45,010	42,948	5%	12%

Net profit	36,865	32,820	12%	N/A
Diluted earnings per share (in DKK)	15.98	14.00	14%	N/A
* CER: Constant exchange rates (average 2020).

Lars Fruergaard Jørgensen, president and CEO: "We are very pleased with the sales growth in the first nine months of 2021 which has enabled us to raise our outlook for the full year. The growth is driven by all geographical areas and by all therapy areas, in particular by accelerated growth of our portfolio of GLP-1 treatments for diabetes and obesity. In the US, the initial demand for Wegovy™ has significantly exceeded our expectations, underscoring the high unmet need for people living with obesity. With the initiation of two phase 3 programmes in the third quarter, we continue to expand our late-stage clinical pipeline."

On 3 November 2021 at 13.00 CET, corresponding to 08.00 AM EDT, an earnings call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors’.

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR Number: 24 25 67 90
Company announcement No 66 / 2021

Financial report for the period 1 January 2021 to 30 September 2021	Page 2 of 30
STRATEGIC ASPIRATIONS
STRATEGIC ASPIRATIONS 2025
The strategic aspirations are objectives that Novo Nordisk intends to work towards and are not a projection of Novo Nordisk's financial outlook or expected growth. Novo Nordisk intends to describe how its activities develop in relation to each of the four dimensions on an ongoing basis.

Performance highlights for the first nine months of 2021 (third-quarter developments):

Purpose and sustainability	Innovation and therapeutic focus
Adding value to society:
•Progress on 'Defeat Diabetes' strategy:
◦46 new vulnerability assessments conducted enabling access to insulin to around 50,000 people with diabetes in Syria, Kenya, Nigeria, Ghana and Panama
◦Reaching 18 countries in Changing Diabetes in Children by including Indonesia, Pakistan and Peru
◦Collaboration with the University of Toronto focusing on prevention
◦Partnership with the World Diabetes Foundation to initiate 'Diabetes Compass' to improve access to diabetes care

Progress towards zero environmental impact:
•44% reduction in CO2 emissions compared to the first nine months of 2019
•Receipt of the RE100 Key Collaborator Award during Climate Week NYC

        Evolve culture and ensure distinct core capabilities:
•Launch of an aspirational gender diversity target

Further raise innovation bar for diabetes treatment:
•Approval of Xulthopy® and Ozempic® in China for the treatment of type 2 diabetes
•Resubmission of semaglutide 2.0 mg in the US
•Phase 1 trial completed with a glucose-sensitive insulin

Develop superior treatment solutions for obesity:
•Approval of Wegovy™, semaglutide 2.4 mg, in the US
•Phase 3a development initiated with 50 mg oral semaglutide in obesity the
Strengthen and progress Biopharm pipeline:
•Sogroya®, somapacitan, approved in the EU for the treatment of adults with growth hormone deficiency

Establish presence in Other serious chronic diseases:
•Phase 3a development initiated with ziltivekimab in cardiovascular disease
•Phase 3a development initiated for treatment of NASH and Alzheimer's disease with semaglutide
•New stem cell R&D licence agreement with Heartseed and acquisition of Prothena's ATTR amyloidosis programme

Commercial execution	Financials
       Strengthen diabetes leadership:
•Diabetes value market share increased by 0.7 percentage point to 29.9% (MAT)

 Strengthen obesity leadership and double sales:
•Obesity care sales increased by 49% (CER) to DKK 5.9 billion

 Secure a sustained growth outlook for Biopharm:
•Biopharm sales increased by 4% (CER) to DKK 14.5 billion

Deliver solid sales and operating profit growth:
•Sales growth at 13% (CER)
•International Operations sales growth of 13% (CER)
•US sales growth of 13% (CER) with 58% of sales coming from products launched since 2015
•Operating profit growth of 12% (CER)

          Drive operational efficiencies:
•Continued productivity gains in Product Supply

Enable attractive capital allocation to shareholders:
•Free cash flow of DKK 52.3 billion and DKK 33.5 billion returned to shareholders
•The ongoing share buyback programme is expanded by DKK 2.0 billion to DKK 20 billion

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 66 / 2021

Financial report for the period 1 January 2021 to 30 September 2021	Page 3 of 30
PERFORMANCE HIGHLIGHTS
FINANCIAL HIGHLIGHTS FOR THE FIRST NINE MONTHS OF 2021

PROFIT AND LOSS	9M 2021	9M 2020	% change 9M 2021 to 9M 2020	% change 9M 2021 to 9M 2020 at CER
(Amounts are in DKK million, except for numbers of shares, earnings per share and employees)

Net sales	102,467	94,808	8%	13%

Gross profit	85,050	79,495	7%	12%
Gross margin	83.0%	83.8%

Sales and distribution costs	25,376	23,162	10%	14%
Percentage of sales	24.8%	24.4%

Research and development costs	12,140	10,979	11%	13%
Percentage of sales	11.8%	11.6%

Administrative costs	2,860	2,760	4%	6%
Percentage of sales	2.8%	2.9%

Other operating income, net	336	354	(5%)	(1%)

Operating profit	45,010	42,948	5%	12%
Operating margin	43.9%	45.3%

Financial items (net)	957	(1,820)	(153%)	N/A

Profit before income taxes	45,967	41,128	12%	N/A

Income taxes	9,102	8,308	10%	N/A
Effective tax rate	19.8%	20.2%

Net profit	36,865	32,820	12%	N/A
Net profit margin	36.0%	34.6%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	3,943	4,374	(10%)	N/A
Capital expenditure	4,286	4,307	0%	N/A
Net cash generated from operating activities	58,017	51,779	12%	N/A
Free cash flow	52,312	41,559	26%	N/A

Total assets	174,084	139,947	24%	N/A
Equity	66,112	59,573	11%	N/A
Equity ratio	38.0%	42.6%

Average number of diluted shares outstanding (million)	2,306.4	2,345.0	(2%)	N/A
Diluted earnings per share / ADR (in DKK)	15.98	14.00	14%	N/A

Full-time equivalent employees end of period	46,982	44,326	6%	N/A

These unaudited consolidated financial statements for the first nine months of 2021 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and additional Danish disclosure requirements for listed companies. The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2020 of Novo Nordisk.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 66 / 2021

Financial report for the period 1 January 2021 to 30 September 2021	Page 4 of 30
COMMERCIAL EXECUTION
SALES DEVELOPMENT ACROSS THERAPEUTIC AREAS
Sales grew by 8% measured in Danish kroner and by 13% at CER the first nine months of 2021, driven by growth across all therapy areas with Diabetes care sales growth of 13% (CER), Obesity care sales growth of 49% (CER) and Biopharm sales growth of 4% (CER).

Sales split per therapy	Sales 9M 2021 DKK million	Sales 9M 2020 DKK million	Growth as reported	Growth at CER	Share of growth at CER
Diabetes and Obesity care segment

Rybelsus®	3,015	1,038	190%	209%	18%
Ozempic®	22,989	15,023	53%	61%	75%
Victoza®	11,221	13,990	(20%)	(16%)	(18%)
Total GLP-1	37,225	30,051	24%	30%	75%

Long-acting insulin	13,387	13,426	0%	4%	4%
- Tresiba®	6,998	6,720	4%	8%	4%
- Xultophy®	1,984	1,842	8%	11%	2%
- Levemir®	4,405	4,864	(9%)	(5%)	(2%)

Premix insulin	8,512	8,220	4%	7%	4%
- Ryzodeg®	1,287	967	33%	39%	3%
- NovoMix®	7,225	7,253	0%	2%	1%

Fast-acting insulin	13,167	14,082	(6%)	(2%)	(3%)
- Fiasp®	1,253	1,021	23%	27%	2%
- NovoRapid®	11,914	13,061	(9%)	(5%)	(5%)

Human insulin	6,967	7,195	(3%)	0%	0%

Total insulin	42,033	42,923	(2%)	2%	5%

Other Diabetes care[1]	2,778	3,056	(9%)	(7%)	(2%)

Total Diabetes care	82,036	76,030	8%	13%	78%

Obesity care (Saxenda® and Wegovy™)	5,941	4,223	41%	49%	17%

Diabetes and Obesity care total	87,977	80,253	10%	15%	95%

Biopharm segment
Rare blood disorders[2]	7,727	7,522	3%	7%	5%
- Haemophilia A	1,531	1,286	19%	23%	2%
- Haemophilia B	475	385	23%	26%	1%
- NovoSeven®	5,531	5,683	(3%)	2%	1%
Rare endocrine disorders[3]	5,584	5,874	(5%)	0%	0%
Other Biopharm[4]	1,179	1,159	2%	2%	0%
Biopharm total	14,490	14,555	0%	4%	5%

Total sales	102,467	94,808	8%	13%	100%

1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia® and NovoThirteen®.
3) Primarily Norditropin®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 66 / 2021

Financial report for the period 1 January 2021 to 30 September 2021	Page 5 of 30
DIABETES AND OBESITY CARE
Diabetes care, sales and market share development
Sales in Diabetes care increased by 8% measured in Danish kroner and by 13% at CER to DKK 82,036 million driven by GLP-1 growth. Novo Nordisk has improved the global diabetes value market share over the last 12 months from 29.2% to 29.9% in line with the aspiration of strengthening the Diabetes care leadership, aiming at reaching a global value market share of more than one third in 2025. The market share increase was driven by market share gains in both International Operations and North America Operations.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from August 2021 and August 2020 provided by the independent data provider IQVIA. EMEA covers Europe, the Middle East and Africa; Region China covers mainland China, Hong Kong and Taiwan, and Rest of World covers all other countries except for North America.

Diabetes care, development per geographical area	Novo Nordisk’s share of the total diabetes market (value, MAT)		Diabetes care, sales development

	August	August	Sales 9M 2021 DKK million	Growth at CER
	2021	2020

Global	29.9%	29.2%	82,036	13%
International Operations	24.4%	22.8%	44,056	14%
- EMEA *	28.4%	27.4%	21,785	11%
- Region China **	32.7%	28.8%	11,980	13%
- Rest of World ***	14.7%	13.3%	10,291	20%
North America Operations	31.9%	31.6%	37,980	11%
- The US	31.8%	31.7%	35,623	11%

Source: IQVIA, August 2021 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk Diabetes care sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. *** Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk’s Diabetes care sales in the area.

GLP-1 therapy for type 2 diabetes
Sales of GLP-1 products for type 2 diabetes (Rybelsus®, Ozempic® and Victoza®) increased by 24% measured in Danish kroner and by 30% at CER to DKK 37,225 million. The GLP-1 segment’s value share of the total diabetes market has increased to 25.3% compared with 21.0% 12 months ago. Novo Nordisk continues to be the global market leader in the GLP-1 segment with a 52.1% value market share, an increase of 2.2 percentage points compared to 12 months ago.

GLP-1, development per geographical area	Novo Nordisk's share of the diabetes GLP-1 market (value, MAT)		GLP-1, sales development

	August	August	Sales 9M 2021 DKK million	Growth at CER
	2021	2020

Global	52.1%	49.9%	37,225	30%
International Operations	57.5%	52.8%	11,627	47%
- EMEA *	57.6%	54.4%	7,522	37%
- Region China **	79.8%	92.0%	1,326	64%
- Rest of World ***	52.2%	42.4%	2,779	73%
North America Operations	51.3%	49.4%	25,598	24%
- The US	50.5%	48.9%	24,151	23%

Source: IQVIA, August 2021 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk GLP-1 sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area.

Rybelsus® sales increased by 190% measured in Danish kroner and by 209% at CER to DKK 3,015 million. Sales growth was driven by North America Operations as well as EMEA and Rest of World. Rybelsus® has now been launched in 23 countries.

Ozempic® sales increased by 53% measured in Danish kroner and by 61% at CER to DKK 22,989 million. Sales growth was driven by North America Operations and International Operations. Ozempic® has now been launched in 67 countries.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 66 / 2021

Financial report for the period 1 January 2021 to 30 September 2021	Page 6 of 30
Victoza® sales decreased by 20% measured in Danish kroner and by 16% at CER to DKK 11,221 million as the GLP-1 market is moving towards once-weekly and tablet-based treatments. The sales decline was driven by North America Operations, EMEA and Rest of World, partially offset by higher sales in Region China.

International Operations
Sales of GLP-1 diabetes products in International Operations increased by 44% measured in Danish kroner and by 47% at CER. Sales growth is driven by all geographical areas. The value share of the GLP-1 class of the total diabetes market has increased to 12.7% from 10.2% 12 months ago. Novo Nordisk is the market leader with a value market share of 57.5%.

EMEA
Sales in EMEA increased by 36% measured in Danish kroner and by 37% at CER. The sales growth reflects the uptake of Ozempic® and Rybelsus®, partially offset by lower sales of Victoza®. Rybelsus® has now been launched in 19 countries in EMEA. Novo Nordisk remains the market leader in EMEA with a value market share of 57.6%.

Region China
Sales in Region China increased by 66% measured in Danish kroner and by 64% at CER. The sales growth reflects the uptake of Victoza® and the launches of Ozempic® in Taiwan® and China following the approval in April 2021. The GLP-1 class' share of the overall diabetes market value in Region China increased to 4.8% from 2.6% 12 months ago.

Rest of World
Sales in Rest of World increased by 60% measured in Danish kroner and by 73% at CER. The sales growth reflects increased sales of Ozempic® and Rybelsus®, following the launch in Japan, partially offset by Victoza®. Novo Nordisk remains the market leader with a value market share of 52.2%.

North America Operations
Sales of GLP-1 diabetes products in North America Operations increased by 17% measured in Danish kroner and by 24% at CER. Novo Nordisk is the market leader with a 51.3% value market share compared to 49.4% 12 months ago. The value market share of the GLP-1 class of the total North American diabetes market has increased to 29.8% compared to 24.9% 12 months ago.

Sales growth in the US is driven by a prescription volume growth of the GLP-1 class of around 30% in the third quarter of 2021 compared to the third quarter of 2020. The weekly new-to-brand market share for Ozempic® is 43.9% and 13.0% for Rybelsus®. The combined Novo Nordisk GLP-1 new-to-brand prescription market share is now 63.7%. Novo Nordisk is the market leader with 52.3% measured on total monthly prescriptions for the combined GLP-1 portfolio.

Sales of GLP-1 in the US increased by 23% at CER. The sales increase was driven by continued uptake of Ozempic® and Rybelsus®, partially offset by declining Victoza® sales. GLP-1 sales growth was negatively impacted by rebate enhancements as well as unfavourable channel and payer mix.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 66 / 2021

Financial report for the period 1 January 2021 to 30 September 2021	Page 7 of 30
Insulin
Sales of insulin decreased by 2% measured in Danish kroner and increased by 2% at CER to DKK 42,033 million. Sales growth at CER was driven by increased sales in International Operations, partially offset by declining sales in the US.

Insulin, development per geographical area	Novo Nordisk’s share of the total insulin market (volume, MAT)		Insulin, sales development

	August	August	Sales 9M 2021 DKK million	Growth at CER
	2021	2020

Global	47.3%	47.0%	42,033	2%
International Operations	50.3%	49.9%	30,373	6%
- EMEA *	47.6%	47.3%	13,728	2%
- Region China **	50.8%	50.4%	9,505	10%
- Rest of World ***	57.3%	56.9%	7,140	10%
North America Operations	39.1%	39.6%	11,660	(8%)
- The US	38.8%	39.5%	10,855	(9%)

Source: IQVIA, August 2021 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk insulin sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk’s Diabetes care sales in the area.

International Operations
Sales of insulin in International Operations increased by 3% measured in Danish kroner and by 6% at CER. Sales growth at CER was driven by all insulin products except for Levemir®.

EMEA
Sales of insulin in EMEA decreased by 2% measured in Danish kroner and increased by 2% at CER. The sales growth at CER was mainly driven by Tresiba® and Fiasp®. Novo Nordisk has a volume market share of 47.6% of the total insulin market.

Region China
Sales of insulin in Region China increased by 12% measured in Danish kroner and by 10% at CER. The sales growth was driven by Tresiba®, NovoRapid®, Ryzodeg® and NovoMix®, partially countered by human insulin and Levemir®. Novo Nordisk has a volume market share of 50.8% of the total insulin market.

Rest of World
Sales of insulin in Rest of World increased by 3% measured in Danish kroner and by 10% at CER. The sales growth at CER was driven by all insulin products except for Levemir® and NovoMix®. Novo Nordisk has a volume market share of 57.3% of the total insulin market.

North America Operations
Sales of insulin in North America Operations decreased by 14% measured in Danish kroner and by 8% at CER. The sales decrease in the US was driven by lower realised prices due to channel and payer mix and rebate enhancements as well as a decline in volume. Changes to the 340B Drug Programme positively impacted sales. Novo Nordisk has a volume market share of 39.1% of the total insulin market.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 66 / 2021

Financial report for the period 1 January 2021 to 30 September 2021	Page 8 of 30
Obesity care, sales development
Sales of Obesity care products, Saxenda® and Wegovy™, increased by 41% measured in Danish kroner and by 49% at CER to DKK 5,941 million. Sales growth was driven by North America Operations and International Operations. Saxenda® has been launched in 60 countries and Wegovy™ was launched in the US in June 2021. Novo Nordisk currently has a value market share of 73.0% of the global branded obesity prescription drug market. The strategic aspiration for Obesity care is to more than double reported sales from the base in 2019 of DKK 5,679 million by 2025.

Obesity care, development per geographical area	Obesity care, sales development

	Sales 9M 2021 DKK million	Growth at CER

Global	5,941	49%
International Operations	2,303	51%
- EMEA	1,283	61%
- Region China	38	—
- Rest of World	982	36%
North America Operations	3,638	48%
- The US	3,370	49%

International Operations
Sales of Saxenda® in International Operations increased by 43% measured in Danish kroner and by 51% at CER, driven by increased sales in EMEA and Rest of World. Novo Nordisk currently has a value market share of 50.2% in the branded obesity prescription drug market.

EMEA
Sales of Saxenda® in EMEA increased by 54% measured in Danish kroner and by 61% at CER. Novo Nordisk currently has a value market share of 70.8% in the branded obesity prescription drug market.

Rest of World
Sales of Saxenda® in Rest of World increased by 27% measured in Danish kroner and by 36% at CER. Saxenda® has been launched in 19 countries in Rest of World. Novo Nordisk currently has a value market share of 40.3% in the branded obesity prescription drug market.
North America Operations
Sales of Obesity care products in North America Operations increased by 39% measured in Danish kroner and by 48% at CER. Novo Nordisk now has a value market share of 85.4% in the obesity prescription drug market in North America. Wegovy™ was made available to patients in June 2021 and market access has progressed and commercial formulary access is now around 60%. The initial feedback from patients and prescribers has been encouraging. Initial demand has exceeded supply of Wegovy™ and patients may temporarily experience a delay in getting prescriptions filled. Novo Nordisk is gradually increasing supply and expects to be able to meet demand in early 2022, depending on the demand.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 66 / 2021

Financial report for the period 1 January 2021 to 30 September 2021	Page 9 of 30
BIOPHARM
Biopharm, sales development
Sales of biopharm products remained unchanged in Danish kroner and increased by 4% at CER to DKK 14,490 million in line with the strategic aspiration of sustained growth in Biopharm. The sales growth at CER was driven by both North America Operations and International Operations. Sales growth was driven by Rare blood disorders.

Biopharm, development per geographical area	Biopharm, sales development

	Sales 9M 2021 DKK million	Growth at CER

Global	14,490	4%
International Operations	8,962	3%
- EMEA	5,211	1%
- Region China	291	(5%)
- Rest of World	3,460	5%
North America Operations	5,528	6%
- The US	5,114	7%

Rare blood disorders
Sales of rare blood disorder products increased by 3% measured in Danish kroner and by 7% at CER to DKK 7,727 million. The increasing sales were driven by the launch products Esperoct® and Refixia® as well as NovoSeven® and NovoEight®.

Sales of haemophilia A products increased by 19% measured in Danish kroner and by 23% at CER to DKK 1,531 million. The sales increase was driven by both International Operations and North America Operations. Esperoct® has now been launched 24 countries.

Sales of haemophilia B products increased by 23% measured in Danish kroner and by 26% at CER to DKK 475 million. The sales increase was driven by both International Operations and North America Operations. Refixia® has now been launched in 24 countries.
Sales of NovoSeven® decreased by 3% measured in Danish kroner and increased by 2% at CER to DKK 5,531 million. The sales development was driven by increasing sales in North America Operations, partially offset by declining sales in International Operations. The sales decline in Region China reflects increased distributor stock levels in the first nine months of 2020.

Rare endocrine disorders
Sales of rare endocrine disorder products decreased by 5% measured in Danish kroner, and remained unchanged at CER, to DKK 5,584 million. The unchanged sales at CER was driven by International Operations increasing by 6% at CER, offset by North America Operations decreasing by 10% at CER. Novo Nordisk is the leading company in the global human growth disorder market with a value market share of 35.5% compared to 35.2% a year ago, driven by new indications and global roll-out of the next-generation device.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 66 / 2021

Financial report for the period 1 January 2021 to 30 September 2021	Page 10 of 30
FINANCIALS
GEOGRAPHIC SALES DEVELOPMENT
Sales increased by 8% measured in Danish kroner and by 13% at CER to DKK 102,467 million in the first nine months of 2021. Sales in International Operations increased by 10% measured in Danish kroner and by 13% at CER. The strategic aspiration for International Operations is sales growth between 6-10%. Sales in North America Operations increased by 6% measured in Danish kroner and by 13% at CER. The strategic aspiration of transforming 70% of sales in the US has progressed, and 58% of sales are now derived from products launched since 2015.

Sales split per geographical area	Sales 9M 2021 DKK million	Growth as reported	Growth at CER	Share of growth at CER

International Operations	55,321	10%	13%	53%
- EMEA	28,279	8%	11%	23%
- Region China	12,309	14%	12%	11%
- Rest of World	14,733	10%	17%	19%
North America Operations	47,146	6%	13%	47%
- The US	44,107	5%	12%	42%

Total sales	102,467	8%	13%	100%

International Operations
Sales in International Operations increased by 10% measured in Danish kroner and by 13% at CER. Sales growth was driven by all therapy areas with GLP-1 sales growing by 47% at CER, insulin sales growing by 6% at CER, Obesity care sales growing by 51% at CER and Biopharm sales growing by 3% at CER.

EMEA
Sales in EMEA increased by 8% measured in Danish kroner and by 11% at CER. Sales growth was driven by Diabetes care growing by 11% at CER driven by increased GLP-1 sales. Obesity care increased by 61% at CER and Biopharm sales increased by 1% at CER.

Region China
Sales in Region China increased by 14% measured in Danish kroner and by 12% at CER. Sales growth was driven by Diabetes care growth of 13% at CER reflecting increased insulin and GLP-1 sales, partially offset by Biopharm declining by 5% at CER reflecting increased distributor stock levels in the first nine months of 2020.

Rest of World
Sales in Rest of World increased by 10% measured in Danish kroner and by 17% at CER. Sales growth was driven by Diabetes care growing by 20% at CER, reflecting increased GLP-1 and insulin sales, Obesity care growing by 36% at CER and Biopharm growing by 5% at CER.

North America Operations
Sales in North America Operations increased by 6% measured in Danish kroner and by 13% at CER. Changes to the 340B Drug Pricing Programme positively impacted sales growth.

The sales increase reflects GLP-1 diabetes sales growing by 24% at CER, Obesity care growing by 48% at CER and Biopharm sales growing by 6% at CER. This was partially offset by insulin sales decreasing by 8% at CER driven by lower realised prices due to channel and payer mix and rebate enhancements as well as a decline in volume.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 66 / 2021

Financial report for the period 1 January 2021 to 30 September 2021	Page 11 of 30
DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold increased by 14% measured in Danish kroner and by 15% at CER to DKK 17,417 million, resulting in a gross margin of 83.0% measured in Danish kroner compared with 83.8% in 2020. The decline in gross margin reflects lower realised prices in the US, a negative currency impact of 0.5% percentage point and amortisation of intangible assets related to the acquisition of Emisphere Technologies Inc. in 2020. This is countered by a positive product mix driven by increased GLP-1 sales and productivity improvements in line with the strategic aspiration of driving operational efficiencies.

Sales and distribution costs increased by 10% measured in Danish kroner and by 14% at CER to DKK 25,376 million. The increase in costs is driven by North America Operations and International Operations. In North America Operations, the cost increase is driven by promotional activities for Rybelsus® and Ozempic® as well as market development activities for obesity, partially offset by lower promotional spend related to insulin. In International Operations, promotional spend is related to launch activities for Rybelsus® and Ozempic® as well as Obesity care market development activities.

Research and development costs increased by 11% measured in Danish kroner and by 13% at CER to DKK 12,140 million. Increased activities within Other serious chronic diseases are driving the cost increase reflecting the progression of the pipeline within cardiovascular disease and NASH. The growth is impacted by amortisation of the priority review voucher for Wegovy™ in the US in the third quarter of 2020.

Administration costs increased by 4% measured in Danish kroner and by 6% at CER to DKK 2,860 million, reflecting low spend in the first nine months of 2020 due to COVID-19 impact on activities.

Other operating income (net) was DKK 336 million compared with DKK 354 million in the first nine months of 2020.

Operating profit increased by 5% measured in Danish kroner and by 12% at CER to DKK 45,010 million.

Financial items (net) showed a net gain of DKK 957 million compared with a net loss of DKK 1,820 million in the first nine months of 2020.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for Novo Nordisk have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a net gain of DKK 976 million compared with a net loss of DKK 1,430 million in the first nine months of 2020. This reflects gains on hedged currencies, primarily the US dollar.

As per the end of September 2021, a negative market value of financial contracts of approximately DKK 1.4 billion has been deferred for recognition later in 2021 and 2022.

The effective tax rate is 19.8% in the first nine months of 2021 compared with an effective tax rate of 20.2% in the first nine months of 2020, reflecting favourable changes to tax positions covering prior years.

Net profit increased by 12% to DKK 36,865 million and diluted earnings per share increased by 14% to 15.98 DKK.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 66 / 2021

Financial report for the period 1 January 2021 to 30 September 2021	Page 12 of 30
KEY DEVELOPMENTS IN THE THIRD QUARTER OF 2021
Sales in the third quarter of 2021 increased by 15% in both Danish kroner and at CER compared to the same period in 2020. Operating profit increased by 19% in both Danish kroner and at CER. The operating profit growth was positively impacted by amortisation of the priority review voucher for Wegovy™ in the third quarter of 2020.

Please refer to appendix 1 for an overview of the quarterly numbers in DKK and to appendix 6 for additional details on sales in the third quarter of 2021.

Sales split per geographical area	Sales Q3 2021 DKK million	Growth as reported	Growth at CER	Share of growth at CER

International Operations	18,337	15%	14%	46%
- EMEA	9,170	10%	10%	18%
- Region China	4,257	20%	13%	10%
- Rest of World	4,910	19%	21%	18%
North America Operations	17,285	16%	17%	54%
- The US	16,181	14%	16%	48%

Total sales	35,622	15%	15%	100%

The increased global sales of 15% at CER were driven by Diabetes and Obesity care sales as GLP-1 sales increased by 31% at CER, Obesity care sales increased by 82% and insulin sales increased by 4%. Biopharm sales decreased by 2% at CER.

International Operations
Sales in International Operations increased by 15% measured in Danish kroner and by 14% at CER. Sales growth was driven by all geographical areas.

Sales growth was driven by Diabetes and Obesity care growing by 16% at CER driven by increased GLP-1 sales growing by 50% at CER, insulin sales growing by 7% at CER and Obesity care increasing by 67% at CER. Biopharm sales remained unchanged at CER.

North America Operations
Sales in North America Operations increased by 16% measured in Danish kroner and by 17% at CER. Sales growth was driven by GLP-1 growing by 25% at CER reflecting the prescription volume growth, the uptake of Ozempic® and the launch of Rybelsus®. Insulin sales decreased by 3% at CER driven by lower realised prices. The insulin sales decline was positively impacted by changes to rebate estimates and changes to the 340B Drug Pricing Programme. Obesity care sales increased by 91% at CER, reflecting the launch of Wegovy™ in June 2021 and the uptake of Saxenda®, and Biopharm sales decreased by 5% at CER driven by lower Norditropin® sales, partially offset by increased NovoSeven® sales.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 66 / 2021

Financial report for the period 1 January 2021 to 30 September 2021	Page 13 of 30

PROFIT AND LOSS	Q3 2021	Q3 2020	% change Q3 2021 to Q3 2020	% change Q3 2021 to Q3 2020 at CER

Net sales	35,622	30,927	15%	15%

Gross profit	29,563	25,772	15%	15%
Gross margin	83.0%	83.3%

Sales and distribution costs	9,119	8,174	12%	12%
Percentage of sales	25.6%	26.4%

Research and development costs	4,252	3,911	9%	9%
Percentage of sales	11.9%	12.6%

Administrative costs	1,024	1,006	2%	2%
Percentage of sales	2.9%	3.3%

Other operating income, net	81	127	(36%)	(38%)

Operating profit	15,249	12,808	19%	19%
Operating margin	42.8%	41.4%

Financial items (net)	(137)	(117)	17%	N/A

Profit before income taxes	15,112	12,691	19%	N/A

Income taxes	2,993	2,393	25%	N/A
Effective tax rate	19.8%	18.9%

Net profit	12,119	10,298	18%	N/A
Net profit margin	34.0%	33.3%

Costs and operating profit
The gross margin was 83.0% in the third quarter of 2021 compared with 83.3% in the same period last year. The 0.3 percentage point gross margin decline reflects lower realised prices in the US, amortisation of intangible assets related to the acquisition of Emisphere Technologies Inc. in 2020, partially countered by positive product mix.

Sales and distribution costs increased by 12% in both Danish kroner and at CER compared with the same period in 2020. The increase was driven by North America Operations and International Operations reflecting the launches of Rybelsus® and promotional activities related to Ozempic®.
Research and development costs increased by 9% in both Danish kroner and at CER compared with the same period in 2020 driven by pipeline expansion, partially offset by the amortisation of the priority review voucher for Wegovy™ in the US in the third quarter of 2020.
Administrative costs increased by 2% in both Danish kroner and at CER compared with the same period in 2020. The cost increase is reflecting low activity level in the third quarter of 2020 due to COVID-19.

Other operating income (net) of DKK 81 million in the third quarter of 2021 compared with DKK 127 million in the same period last year.
Operating profit increased by 19% in both Danish kroner and at CER compared with the same period in 2020.

Financial items (net) showed a net loss of DKK (137) million compared with a net loss of DKK 117 million in the third quarter of 2020.

Net profit increased by 18% to DKK 12,119 million and diluted earnings per share increased by 19% to 5.27 DKK.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 66 / 2021

Financial report for the period 1 January 2021 to 30 September 2021	Page 14 of 30
CASH FLOW AND CAPITAL ALLOCATION

CAPITAL EXPENDITURE AND FREE CASH FLOW IN THE FIRST NINE MONTHS OF 2021
Capital expenditure for property, plant and equipment was DKK 4.3 billion compared with DKK 4.3 billion in 2020.

Free cash flow was DKK 52.3 billion compared with DKK 41.6 billion in 2020 supporting the strategic aspiration to deliver attractive capital allocation to shareholders. The increase is driven by higher net profit, higher provisions for rebates in the US and a favourable impact from change in working capital. Furthermore, the increase in free cash flow is positively impacted by lower intangible investments mainly due to the acquisition of Corvidia Therapeutics in 2020.

Novo Nordisk’s financial reserves were DKK 46.4 billion by end of September 2021 comprising cash at bank, marketable securities (measured at fair value based on active market data) and undrawn credit facilities less overdrafts and loans repayable within 12 months.

EQUITY AND CAPITAL ALLOCATION
Total equity was DKK 66,112 million at the end of the first nine months of 2021, equivalent to 38.0% of total assets, compared with 42.6% at the end of the first nine months of 2020. Please refer to appendix 5 for further elaboration of changes in equity.

2021 share repurchase programme
On 4 August 2021, Novo Nordisk announced a share repurchase programme of up to DKK 3.3 billion to be executed from
5 August to 1 November 2021, as part of an overall programme of up to DKK 18 billion to be executed during a 12-month period beginning 3 February 2021. The purpose of the programme was to reduce the company’s share capital and to meet obligations arising from share-based incentive programmes. Under the programme, Novo Nordisk has repurchased
5,111,767 B shares for an amount of DKK 3.3 billion in the period from 5 August to 1 November 2021. The programme was concluded on 1 November 2021.

As of 1 November 2021, Novo Nordisk A/S has repurchased a total of 23,826,181 B shares equal to a transaction value of
DKK 12.186 billion under the overall 2021 share repurchase programme beginning 3 February 2021.

As of 1 November 2021, Novo Nordisk and its wholly-owned affiliates owned 22,633,347 of its own B shares, corresponding to 1.0% of the total share capital.

Based on the expectations of increased cash flow generation in 2021, the Board of Directors has approved an expansion of the 2021 share repurchase programme by DKK 2.0 billion to DKK 20 billion.

Share repurchases under the overall programme of up to DKK 20 billion that began 3 February 2021 are expected to be resumed shortly. As announced in February 2021, Novo Nordisk’s majority shareholder Novo Holdings A/S, a holding company fully owned by the Novo Nordisk Foundation, has informed Novo Nordisk that it intends to consider its participation in the Novo Nordisk share repurchase programme on a year-by-year basis. For 2021, Novo Holdings A/S has informed Novo Nordisk that it plans to participate in the share repurchase programme. Novo Holdings A/S has an ownership of 28.3% of the Novo Nordisk share capital, and Novo Holdings A/S currently intends to maintain its ownership of the Novo Nordisk share capital around 28%.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 66 / 2021

Financial report for the period 1 January 2021 to 30 September 2021	Page 15 of 30
OUTLOOK
OUTLOOK 2021
The outlook for sales and operating profit growth was raised on 29 October to 12-15% at CER. The current expectations for 2021 are summarised in the table below:

Expectations are as reported, if not otherwise stated	Expectations 3 November 2021	Expectations 4 August 2021

Sales growth
at CER	12% to 15%	10% to 13%
as reported	Around 3 percentage points lower than at CER	Around 4 percentage points lower than at CER

Operating profit growth
at CER	12% to 15%	9% to 12%
as reported	Around 4 percentage points lower than at CER	Around 5 percentage points lower than at CER

Financial items (net)	Gain of around DKK 0.3 billion	Gain of around DKK 0.6 billion

Effective tax rate	19% to 21%	19% to 21%

Capital expenditure (PP&E)	Around DKK 7.0 billion	Around DKK 7.5 billion

Depreciation, amortisation and impairment losses	Around DKK 5.5 billion	Around DKK 5.5 billion

Free cash flow	DKK 44-49 billion	DKK 39-44 billion

For 2021, sales growth is now expected to be 12% to15% at CER. The guidance reflects expectations for continued sales growth in both International Operations and in North America Operations. The guidance reflects expectations for sales growth across therapy areas, mainly driven by Diabetes and Obesity care. Intensifying competition within both Diabetes care and Biopharm is also reflected in the guidance. Furthermore, continued pricing pressure within Diabetes care, especially in the US, is expected to negatively impact sales development. Given the current exchange rates versus the Danish krone, growth reported in DKK is now expected to be around 3 percentage points lower than at CER.

Operating profit growth is now expected to be 12% to15% at CER. The expectation for operating profit growth primarily reflects the sales growth outlook and continued investments in current and future growth drivers across the operating units, including the continued roll-out of Ozempic® and Rybelsus® as well as global investments in building the anti-obesity market and the launch of Wegovy™. Furthermore, resources are allocated to both early and late-stage pipeline activities. Given the current exchange rates versus the Danish krone, growth reported in DKK is now expected to be around 4 percentage points lower than at CER.

The current COVID-19 pandemic causes uncertainty to the outlook regarding the number of patients initiating treatment and societal impacts such as the unemployment rate in the US, which is impacting healthcare insurance coverage. The outlook is based on a number of assumptions related to the severity and duration of impacts from COVID-19. Consequently, volatility in quarterly results should be expected.

For 2021, Novo Nordisk now expects financial items (net) to amount to a gain of around DKK 0.3 billion, mainly reflecting gains associated with foreign exchange hedging contracts.

The effective tax rate for 2021 is still expected to be in the range of 19-21%.

Capital expenditure is now expected to be around DKK 7.0 billion in 2021.

Depreciation, amortisation and impairment losses are still expected to be around DKK 5.5 billion.

The free cash flow is now expected to be DKK 44-49 billion reflecting higher sales and net profit expectations, timing of rebates in the US and lower capital expenditure.

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Company announcement No 66 / 2021

Financial report for the period 1 January 2021 to 30 September 2021	Page 16 of 30
All of the above expectations are based on assumptions that the global or regional macroeconomic and political environment will not significantly change business conditions for Novo Nordisk during 2021, including the potential implications from major healthcare reforms and legislative changes as well as outcome of legal cases including litigations related to the 340B Drug Pricing Programme in the US, and that the currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. Neither does the guidance include the financial implications of any significant business development transactions during the remainder of 2021.

FX (average rates)	Q3 2021	Q3 2020	% change	9M 2021	9M 2020	% change	Spot rate 28 October 2021

USD	631	637	(1%)	622	663	(6%)	642
CNY	98	92	7%	96	95	1%	100
JPY	5.73	6.00	(4%)	5.73	6.17	(7%)	5.65
CAD	501	478	5%	497	491	1%	519
GBP	870	823	6%	861	843	2%	882

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Impact on Novo Nordisk's operating profit in the next 12 months of a 5% movement in currency	Hedging period (months)[1]

USD	DKK 2,200 million	12
CNY[2]	DKK 480 million	0
JPY	DKK 220 million	12
CAD	DKK 180 million	9
GBP	DKK 110 million	11

1) As of 28 October 2021.
2) Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure.

The financial impact from foreign exchange hedging is included in Financial items (net).

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 66 / 2021

Financial report for the period 1 January 2021 to 30 September 2021	Page 17 of 30
INNOVATION AND THERAPEUTIC FOCUS
Diabetes care
Phase 1 trial with glucose-sensitive insulin (NN1845) completed
During the third quarter of 2021, Novo Nordisk completed a phase 1 trial investigating safety, tolerability, pharmacokinetics and pharmacodynamics of subcutaneously administrated glucose-sensitive insulin (NN1845). In the trial, NN1845 appeared to have a safe and well-tolerated profile and demonstrated proof of principle of glucose-sensitive properties. Further development of glucose-sensitive insulin to optimise pharmacokinetic properties is now being evaluated.

Xultophy® approved in China for the treatment of type 2 diabetes
In October 2021, Xultophy® was approved by the China National Medical Products Administration for the treatment of type 2 diabetes. Novo Nordisk expects to launch Xultophy® in China in the first half of 2022.

Obesity care
Semaglutide 2.4 mg obesity marketing authorisation application submitted in Japan
In August 2021, Novo Nordisk submitted the new drug application to the Japanese Authorities (PMDA) for semaglutide 2.4 mg for the treatment of obesity. The submission is based on the results from the STEP phase 3a clinical trial programme, which included more than 4,500 adults with obesity or overweight.

Phase 3 trial initiated with oral semaglutide 50 mg in people with obesity
In September 2021, Novo Nordisk initiated a randomised and placebo-controlled phase 3 trial investigating the efficacy and safety of oral semaglutide 50 mg in 660 people with obesity or overweight. The global 68-week trial is the first of three trials in the global phase 3a programme.

Other serious chronic diseases
Phase 3 programme initiated with ziltivekimab in cardiovascular disease
In September 2021, Novo Nordisk initiated a randomised and placebo-controlled phase 3 cardiovascular outcomes trial assessing the efficacy and safety of subcutaneous ziltivekimab 15 mg in around 6,200 people with established atherosclerotic cardiovascular disease, chronic kidney disease and systemic inflammation. The event-driven trial is expected to complete in the second half of 2025.

Phase 2 trial with semaglutide in NASH F4 completed
In the third quarter of 2021, Novo Nordisk completed a 48-week phase 2 trial investigating the efficacy and safety of semaglutide 2.4 mg in 71 people with NASH F4c (compensated cirrhosis). The trial did not demonstrate an effect of semaglutide on the primary endpoint of improvement in histological fibrosis with no worsening of NASH. In the trial, semaglutide appeared to have a safe and well-tolerated profile. Following the completion of the trial, semaglutide 2.4 mg will be further developed for compensated cirrhotic NASH as part of combination therapies (see below).

Phase 2b combination trial with semaglutide in NASH initiated
In August 2021, Novo Nordisk and Gilead initiated a phase 2b trial in around 440 people with NASH F4c (compensated cirrhosis). The trial is a randomised, placebo-controlled trial investigating the safety and efficacy of semaglutide 2.4 mg as a fixed-dose combination of Gilead’s investigational FXR agonist cilofexor and investigational ACC inhibitor firsocostat, alone and in combination with semaglutide. The 72-week trial will evaluate the effect on liver fibrosis improvement and NASH resolution.

Phase 2 trial with FGF21, semaglutide and cagrilintide in NASH initiated
On August 2021, Novo Nordisk initiated a phase 2 dose finding trial with FGF21 as mono- and combination therapy in around 700 people with non-cirrhotic and compensated cirrhotic NASH (F2-F4c). The randomised, placebo-controlled trial is investigating the safety and efficacy of FGF21 in monotherapy and in combination with semaglutide 2.4 mg. The combination of cagrilintide and semaglutide 2.4 mg is also investigated in this trial. The 52-week trial will evaluate the effect on liver fibrosis improvement and NASH resolution.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 66 / 2021

Financial report for the period 1 January 2021 to 30 September 2021	Page 18 of 30
Purpose and sustainability

    Environment
Circular for Zero
During Climate Week NYC in September 2021, Novo Nordisk was awarded the RE100 Key Collaborator Award for its work in accelerating the global transition to 100% renewable energy. Novo Nordisk was recognised for sharing lessons learnt with peers on the use of renewable power, and for setting the target of reducing supplier CO2 emissions by 300,000 tonnes every year. As part of the environmental strategy 'Circular for Zero', Novo Nordisk has a target of all direct suppliers supply Novo Nordisk using 100% renewable power by 2030.

Novo Nordisk carbon emissions from operations and transport decreased by 44% to 127,369 tons in the first nine months of 2021 compared to the first nine months of 2019. The decrease was driven by renewable energy projects and impacts from COVID-19 on travelling. 2019 is used as baseline as 2020 was impacted by the COVID-19 pandemic.

Social
Defeat Diabetes
Novo Nordisk continues to take action under the social responsibility strategy ‘Defeat Diabetes’ with a keen focus on access and affordability and prevention. Within access and affordability, Novo Nordisk is executing on its commitment to offer access to affordable care to vulnerable people in every country where the company operates. In 2020, vulnerability assessments were made in 21 countries and during the first nine months of 2021, 46 assessments have been made. Based on the assessments, affordability plans are being implemented and around 50,000 people with diabetes have obtained access to insulin across Syria, Kenya, Nigeria, Ghana and Panama.

Also within access and affordability, the Changing Diabetes® in Children partnership is now providing free care to 30,000 children and adolescents living with type 1 diabetes in low- and middle-income countries. The Changing Diabetes® in Children partnership aspires to reach 100,000 children and young people with type 1 diabetes in low-resource settings by 2030. Together with global partners, F. Hoffmann-La Roche AG, International Society for Paediatric and Adolescent Diabetes and the World Diabetes Foundation, Novo Nordisk is including new countries in the programme, most recently Indonesia, Pakistan and Peru. 18 countries are now included.

A newly expanded partnership with the World Diabetes Foundation (WDF) in eight Middle East and African countries is expected to further support the aspiration. Funded by Novo Nordisk, the WDF and the Novo Nordisk Foundation, the 9.5 million Euro partnership will support local ministries of health, healthcare institutions, patient organisations and other partners working with existing health systems to improve the capacity to diagnose and care for type 1 diabetes.

Employees
The number of full-time employees at the end of the first nine months of 2021 increased by 6.0% compared to 12 months ago. The total number of full-time employees was 46,982. The increase is driven by International Operations, Product Supply, R&D and Global Business Services in India, partially countered by North America Operations.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 66 / 2021

Financial report for the period 1 January 2021 to 30 September 2021	Page 19 of 30
LEGAL MATTERS
Conclusion of US securities class action litigation
In September 2021, Novo Nordisk announced that it has reached an agreement in principle to settle the previously disclosed securities class action litigation pending in the Federal District Court of New Jersey, US. The lawsuit was filed in January 2017 on behalf of purchasers of American Depository Receipts during the class period 3 February 2015 to 2 February 2017 against Novo Nordisk A/S, Lars Rebien Sørensen, Jesper Brandgaard and Jakob Riis.

The settlement was reached after a voluntary mediation process and resolves claims brought by plaintiffs for alleged violations of US securities laws. The settlement contains no admission of liability, wrongdoing or responsibility by any of the defendants and will include a full release of all defendants in connection with the allegations made in the lawsuit. Novo Nordisk believes that the plaintiffs’ claims are without any merit, but is settling the lawsuit to avoid the burden, inherent risk and expense of further litigation.

Under the terms of the settlement agreement, Novo Nordisk has agreed to pay 100 million US dollars (inclusive of all plaintiffs’ attorneys fees and expenses and settlement costs). The payment, which is covered by insurance, will be made into a settlement fund and distributed among plaintiffs. The settlement is subject to a court approval process, which could take several months.

Litigations related to the 340B Drug Pricing Programme in the US
Since January 2021, Novo Nordisk has changed its policy in the US related to the 340B Drug Pricing Program, whereby Novo Nordisk no longer provides 340B statutory discounts to certain pharmacies that contract with covered entities participating in the 340B Drug Pricing Program. Novo Nordisk’s contract pharmacy policy has been challenged by the US Department of Health and Human Services and on 17 May 2021, the US government issued a letter to Novo Nordisk (and other companies regarding any similar policies that they may have) asserting that Novo Nordisk’s policy violates the 340B statute. Novo Nordisk believes its policy does not violate 340B Program requirements and has commenced litigation against the government seeking a declaration that its 340B policy is consistent with relevant US laws. Moreover, Mosaic Health (a 340B covered entity) has filed a class action lawsuit in NY Federal Court alleging conspiracy and antitrust violations against Novo Nordisk, Sanofi, Eli Lilly and Novartis relating to their policy changes to cease distribution of 340B drugs through unlimited contract pharmacy arrangements. The impact on Novo Nordisk’s financial position, operating profit and cash flow depends on the outcome of these matters.

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Company announcement No 66 / 2021

Financial report for the period 1 January 2021 to 30 September 2021	Page 20 of 30
MANAGEMENT STATEMENT
The Board of Directors and Executive Management have reviewed and approved the financial report of Novo Nordisk A/S for the first nine months of 2021. The financial report has not been audited or reviewed by the company’s independent auditors.

The financial report for the first nine months of 2021 has been prepared in accordance with IAS 34 'Interim Financial
Reporting' and additional Danish disclosure requirements for listed companies. The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2020 of Novo Nordisk.

In our opinion, the financial report for the first nine months of 2021 gives a true and fair view of the Group’s assets, liabilities and financial position at 30 September 2021, and of the results of the Group’s operations and cash flow for the period 1 January 2021 to 30 September 2021. Furthermore, in our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Besides what has been disclosed in the quarterly financial report, no changes in the Group’s most significant risks and uncertainties have occurred relative to what was disclosed in the consolidated Annual Report 2020.

Bagsværd, 3 November 2021

Executive Management:

Lars Fruergaard Jørgensen President and CEO	Karsten Munk Knudsen CFO	Monique Carter

Martin Holst Lange	Marcus Schindler	Camilla Sylvest

Henrik Wulff

Board of Directors:

Helge Lund Chair	Jeppe Christiansen Vice chair	Laurence Debroux

Andreas Fibig	Sylvie Grégoire	Mette Bøjer Jensen

Kasim Kutay	Anne Marie Kverneland	Martin Mackay

Henrik Poulsen	Thomas Rantzau	Stig Strøbæk

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 66 / 2021

Financial report for the period 1 January 2021 to 30 September 2021	Page 21 of 30
About Novo Nordisk
Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 47,000 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Financial calendar
2 February 2022	Financial statement for 2021
3 March 2022	Capital Markets Day in Copenhagen, Denmark
24 March 2022	Annual General Meeting
4 May 2022	Financial statement for the first three months of 2022
4 August 2022	Financial statement for the first six months of 2022
2 November 2022	Financial statement for the first nine months of 2022

Contacts for further information
Media:
Mette Kruse Danielsen	+45 3079 3883	mkd@novonordisk.com
Michael Bachner (US)	+1 609 664 7308	mzyb@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
David Heiberg Landsted	+45 3077 6915	dhel@novonordisk.com
Mark Joseph Root (US)	+1 848 213 3219	mjhr@novonordisk.com
Further information about Novo Nordisk is available on novonordisk.com.

Forward-looking statements
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s statutory Annual Report 2020 and Form 20-F both filed with the SEC in February 2021 in continuation of the publication of the Annual Report 2020, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto,
•statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures,
•statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and
•statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’ and 'Equity’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, failure to maintain a culture of compliance and epidemics, pandemics or other public health crises.

For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk’s results or the accuracy of forward-looking statements in this document, reference is made to the overview of risk factors in ‘Risk Management’ of the Annual Report 2020.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 66 / 2021

Financial report for the period 1 January 2021 to 30 September 2021	Page 22 of 30
APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).
								% change
	2021			2020				Q3 2021 vs.
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2020

Net sales	35,622	33,041	33,804	32,138	30,927	30,006	33,875	15%

Gross profit	29,563	27,494	27,993	26,519	25,772	25,234	28,489	15%
Gross margin	83.0%	83.2%	82.8%	82.5%	83.3%	84.1%	84.1%

Sales and distribution costs	9,119	8,001	8,256	9,766	8,174	7,398	7,590	12%
Percentage of sales	25.6%	24.2%	24.4%	30.4%	26.4%	24.7%	22.4%
Research and development costs	4,252	3,944	3,944	4,483	3,911	3,291	3,777	9%
Percentage of sales	11.9%	11.9%	11.7%	13.9%	12.6%	11.0%	11.1%
Administrative costs	1,024	904	932	1,198	1,006	827	927	2%
Percentage of sales	2.9%	2.7%	2.8%	3.7%	3.3%	2.8%	2.7%
Other operating income, net	81	134	121	106	127	120	107	(36%)

Operating profit	15,249	14,779	14,982	11,178	12,808	13,838	16,302	19%
Operating margin	42.8%	44.7%	44.3%	34.8%	41.4%	46.1%	48.1%

Financial income	790	90	1,753	1,352	162	97	17	388%
Financial expenses	927	(48)	797	528	279	519	1,298	232%
Financial items (net)	(137)	138	956	824	(117)	(422)	(1,281)	17%

Profit before income taxes	15,112	14,917	15,938	12,002	12,691	13,416	15,021	19%

Income taxes	2,993	2,794	3,315	2,684	2,393	2,791	3,124	25%

Net profit	12,119	12,123	12,623	9,318	10,298	10,625	11,897	18%

Depreciation, amortisation and impairment losses	1,349	1,217	1,377	1,379	2,130	1,158	1,086	(37%)
Capital expenditure	1,175	1,709	1,402	1,518	1,401	1,239	1,667	(16%)
Net cash generated from operating activities	21,507	25,255	11,255	172	17,506	24,261	10,012	23%
Free cash flow	19,616	23,164	9,532	(12,994)	11,224	22,666	7,669	75%

Total assets	174,084	158,095	141,387	144,922	139,947	136,121	126,256	24%
Total equity	66,112	65,559	58,496	63,325	59,573	60,054	54,399	11%
Equity ratio	38.0%	41.5%	41.4%	43.7%	42.6%	44.1%	43.1%

Full-time equivalent employees end of period	46,982	45,971	45,157	44,723	44,326	43,526	43,158	6%

Basic earnings per share/ADR (in DKK)	5.29	5.26	5.47	4.02	4.42	4.54	5.07	20%
Diluted earnings per share/ADR (in DKK)	5.27	5.26	5.45	4.01	4.42	4.53	5.05	19%
Average number of shares outstanding (million)	2,291.9	2,300.8	2,309.6	2,318.9	2,329.0	2,338.8	2,348.8	(2%)
Average number of diluted shares outstanding (million)	2,297.3	2,306.3	2,315.6	2,325.1	2,335.1	2,344.9	2,354.8	(2%)

Sales by business segment:
Total GLP-1	13,848	12,077	11,300	11,780	10,651	9,425	9,975	30%
Long-acting insulin	4,416	4,149	4,822	5,013	4,048	4,220	5,158	9%
Premix insulin	2,844	2,715	2,953	2,705	2,572	2,693	2,955	11%
Fast-acting insulin	4,359	4,252	4,556	4,231	4,589	4,379	5,114	(5%)
Human insulin	2,391	2,041	2,535	1,678	2,194	2,314	2,687	9%
Total insulin	14,010	13,157	14,866	13,627	13,403	13,606	15,914	5%
Other Diabetes care	859	809	1,110	975	954	977	1,125	(10%)
Total Diabetes care	28,717	26,043	27,276	26,382	25,008	24,008	27,014	15%
Obesity care (Saxenda® and WegovyTM)	2,398	1,992	1,551	1,385	1,338	1,308	1,577	79%
Diabetes and Obesity care total	31,115	28,035	28,827	27,767	26,346	25,316	28,591	18%

Rare blood disorders1)	2,326	2,723	2,678	2,140	2,311	2,401	2,810	1%
Rare endocrine disorders1)	1,805	1,859	1,920	1,833	1,891	1,952	2,031	(5%)
Other Biopharm	376	424	379	398	379	337	443	(1%)
Biopharm total	4,507	5,006	4,977	4,371	4,581	4,690	5,284	(2%)

Sales by geographic segment:
International Operations	18,337	18,237	18,747	15,430	15,988	16,115	18,296	15%
- EMEA	9,170	9,579	9,530	8,138	8,318	8,167	9,674	10%
- Region China	4,257	3,722	4,330	3,248	3,549	3,474	3,813	20%
- Rest of World	4,910	4,936	4,887	4,044	4,121	4,474	4,809	19%
North America Operations	17,285	14,804	15,057	16,708	14,939	13,891	15,579	16%
- The US	16,181	13,754	14,172	15,877	14,144	13,028	14,775	14%

Segment operating profit:
Diabetes and Obesity care	13,052	12,155	12,470	9,106	9,748	11,434	13,456	34%
Biopharm	2,197	2,624	2,512	2,072	3,060	2,404	2,846	(28%)

1) Comparative numbers have been restated as Macrillen (previously disclosed under Other biopharm) is now disclosed as part of Rare endocrine disorders.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 66 / 2021

Financial report for the period 1 January 2021 to 30 September 2021	Page 23 of 30
APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

DKK million	9M 2021	9M 2020	Q3 2021	Q3 2020

Income statement

Net sales	102,467	94,808	35,622	30,927
Cost of goods sold	17,417	15,313	6,059	5,155

Gross profit	85,050	79,495	29,563	25,772

Sales and distribution costs	25,376	23,162	9,119	8,174
Research and development costs	12,140	10,979	4,252	3,911
Administrative costs	2,860	2,760	1,024	1,006
Other operating income, net	336	354	81	127

Operating profit	45,010	42,948	15,249	12,808

Financial income	2,633	276	790	162
Financial expenses	1,676	2,096	927	279

Profit before income taxes	45,967	41,128	15,112	12,691

Income taxes	9,102	8,308	2,993	2,393

NET PROFIT	36,865	32,820	12,119	10,298

Basic earnings per share (DKK)	16.02	14.03	5.29	4.42
Diluted earnings per share (DKK)	15.98	14.00	5.27	4.42

Segment Information

Segment sales:
Diabetes and Obesity care	87,977	80,253	31,115	26,346
Biopharm	14,490	14,555	4,507	4,581

Segment operating profit:
Diabetes and Obesity care	37,677	34,638	13,052	9,748
Operating margin	42.8%	43.2%	41.9%	37.0%

Biopharm	7,333	8,310	2,197	3,060
Operating margin	50.6%	57.1%	48.7%	66.8%

Total segment operating profit	45,010	42,948	15,249	12,808

Statement of comprehensive income

Net profit for the period	36,865	32,820	12,119	10,298

Other comprehensive income
Items that will not subsequently be reclassified to the Income statement
Remeasurements on defined benefit plans	128	27	(68)	(77)

Items that will be reclassified subsequently to the Income statement
Exchange rate adjustments of investments in subsidiaries	1,009	(1,002)	480	(788)
Cash flow hedges, realisation of previously deferred (gains)/losses	(1,757)	343	(347)	(65)
Cash flow hedges, deferred gains/(losses) incurred during the period	(1,407)	1,019	(594)	606
Other items	(2)	4	—	1
Tax on other comprehensive income, income/(expense)	808	(512)	280	(169)

Other comprehensive income for the period, net of tax	(1,221)	(121)	(249)	(492)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	35,644	32,699	11,870	9,806

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 66 / 2021

Financial report for the period 1 January 2021 to 30 September 2021	Page 24 of 30
APPENDIX 3: CASH FLOW STATEMENT

DKK million	9M 2021	9M 2020

Net profit	36,865	32,820

Adjustment for non-cash items:
Income taxes in the Income Statement	9,102	8,308
Depreciation, amortisation and impairment losses	3,943	4,374
Other non-cash items	14,647	13,508
Change in working capital	2,032	(384)
Interest received	149	50
Interest paid	(141)	(182)
Income taxes paid	(8,580)	(6,715)

Net cash generated from operating activities	58,017	51,779

Purchase of intangible assets	(785)	(4,869)
Proceeds from sale of property, plant and equipment	—	3
Purchase of property, plant and equipment	(4,286)	(4,307)
Proceeds from other financial assets	2	11
Purchase of other financial assets	(4)	—
Sale of marketable securities	948	—
Purchase of marketable securities	(6,881)	—
Investment in associated company	—	(392)
Dividend received from associated company	4	18

Net cash used in investing activities	(11,002)	(9,536)

Purchase of treasury shares	(11,935)	(11,195)
Dividends paid	(21,517)	(20,121)
Proceeds from issue of bonds	9,657	—
Repayment of borrowings	(6,329)	(568)
Proceeds from borrowings	82	—

Net cash used in financing activities	(30,042)	(31,884)

NET CASH GENERATED FROM ACTIVITIES	16,973	10,359

Cash and cash equivalents at the beginning of the year	12,226	15,411
Exchange gain/(loss) on cash and cash equivalents	291	(305)

Cash and cash equivalents at the end of the period	29,490	25,465

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 66 / 2021

Financial report for the period 1 January 2021 to 30 September 2021	Page 25 of 30
APPENDIX 4: BALANCE SHEET

DKK million	30 Sep 2021	31 Dec 2020

ASSETS

Intangible assets	20,526	20,657
Property, plant and equipment	52,863	50,269
Investments in associated companies	561	582
Deferred income tax assets	7,372	5,865
Other receivables and prepayments	332	674
Other financial assets	1,217	1,066

TOTAL NON-CURRENT ASSETS	82,871	79,113

Inventories	18,899	18,536
Trade receivables	29,860	27,734
Tax receivables	390	289
Other receivables and prepayments	5,202	4,161
Marketable securities	5,897	—
Derivative financial instruments	1,472	2,332
Cash at bank	29,493	12,757

TOTAL CURRENT ASSETS	91,213	65,809
TOTAL ASSETS	174,084	144,922

EQUITY AND LIABILITIES

Share capital	462	470
Treasury shares	(4)	(8)
Retained earnings	67,914	63,774
Other reserves	(2,260)	(911)

TOTAL EQUITY	66,112	63,325

Borrowings	12,398	2,897
Deferred income tax liabilities	1,643	2,502
Retirement benefit obligations	1,306	1,399
Provisions	4,297	4,526

Total non-current liabilities	19,644	11,324

Borrowings	1,350	7,459
Trade payables	8,877	5,717
Tax payables	5,994	3,913
Other liabilities	17,629	17,005
Derivative financial instruments	1,610	1,365
Provisions	52,868	34,814

Total current liabilities	88,328	70,273

TOTAL LIABILITIES	107,972	81,597

TOTAL EQUITY AND LIABILITIES	174,084	144,922

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 66 / 2021

Financial report for the period 1 January 2021 to 30 September 2021	Page 26 of 30
APPENDIX 5: EQUITY STATEMENT

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

9M 2021

Balance at the beginning of the period	470	(8)	63,774	(911)	63,325
Net profit for the period			36,865		36,865
Other comprehensive income for the period			128	(1,349)	(1,221)

Total comprehensive income for the period			36,993	(1,349)	35,644

Transactions with owners:
Dividends			(21,517)		(21,517)
Share-based payments			567		567
Tax related to restricted stock units			28		28
Purchase of treasury shares		(4)	(11,931)		(11,935)
Reduction of the B share capital	(8)	8			—

Balance at the end of the period	462	(4)	67,914	(2,260)	66,112

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

9M 2020

Balance at the beginning of the period	480	(10)	57,817	(694)	57,593
Net profit for the period			32,820		32,820
Other comprehensive income for the period			27	(148)	(121)

Total comprehensive income for the period			32,847	(148)	32,699

Transfer of cash flow hedge reserve to intangible assets				100	100
Transactions with owners:
Dividends			(20,121)		(20,121)
Share-based payments			468		468
Tax related to restricted stock units			29		29
Purchase of treasury shares		(5)	(11,190)		(11,195)
Reduction of the B share capital	(10)	10			—

Balance at the end of the period	470	(5)	59,850	(742)	59,573

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 66 / 2021

Financial report for the period 1 January 2021 to 30 September 2021	Page 27 of 30

APPENDIX 6: SALES SPLIT PER AREA

Q3 2021 sales split per area

DKK million	Total	International Operations	EMEA	Region China	Rest of World	North America Operations	The US

Diabetes and Obesity care segment
Rybelsus®	1,341	123	89	—	34	1,218	1,199
% change at CER	204%	—	—	—	—	187%	183%
Ozempic®	8,892	2,329	1,636	76	617	6,563	6,097
% change at CER	66%	162%	113%	—	403%	47%	45%
Victoza®	3,615	1,648	836	417	395	1,967	1,897
% change at CER	(24%)	(11%)	(22%)	34%	(14%)	(33%)	(33%)
Total GLP-1	13,848	4,100	2,561	493	1,046	9,748	9,193
% change at CER	31%	50%	39%	58%	80%	25%	23%
Long-acting insulin	4,416	2,729	1,603	568	558	1,687	1,541
% change at CER	8%	10%	1%	35%	16%	7%	6%
Tresiba®	2,441	1,369	716	312	341	1,072	959
% change at CER	16%	20%	9%	115%	2%	11%	10%
Xultophy®	658	529	412	1	116	129	126
% change at CER	9%	20%	1%	—	213%	(19%)	(20%)
Levemir®	1,317	831	475	255	101	486	456
% change at CER	(4%)	(9%)	(9%)	(8%)	(10%)	6%	7%
Premix insulin	2,844	2,683	696	1,384	603	161	155
% change at CER	9%	8%	11%	9%	4%	30%	33%
Ryzodeg®	446	446	97	92	257	—	—
% change at CER	51%	51%	27%	—	27%	—	—
NovoMix®	2,398	2,237	599	1,292	346	161	155
% change at CER	4%	2%	8%	3%	(8%)	30%	33%
Fast-acting insulin	4,359	2,675	1,543	605	527	1,684	1,580
% change at CER	(5%)	2%	(1%)	12%	0%	(14%)	(15%)
Fiasp®	416	268	231	—	37	148	139
% change at CER	21%	33%	24%	—	147%	3%	3%
NovoRapid®	3,943	2,407	1,312	605	490	1,536	1,441
% change at CER	(7%)	(1%)	(4%)	12%	(4%)	(16%)	(17%)
Human insulin	2,391	1,946	524	749	673	445	425
% change at CER	8%	8%	(6%)	2%	29%	8%	9%
Total insulin	14,010	10,033	4,366	3,306	2,361	3,977	3,701
% change at CER	4%	7%	1%	12%	12%	(3%)	(3%)
Other Diabetes care[1]	859	629	182	315	132	230	195
% change at CER	(12%)	(16%)	3%	(25%)	(17%)	1%	3%
Total Diabetes care	28,717	14,762	7,109	4,114	3,539	13,955	13,089
% change at CER	15%	15%	12%	11%	24%	15%	14%
Obesity care (Saxenda® and Wegovy™)	2,398	806	444	22	340	1,592	1,496
% change at CER	82%	67%	74%	—	50%	91%	94%
Diabetes and Obesity care total	31,115	15,568	7,553	4,136	3,879	15,547	14,585
% change at CER	18%	16%	14%	12%	26%	20%	19%

Biopharm segment
Rare blood disorders[2]	2,326	1,250	843	77	330	1,076	1,017
% change at CER	0%	(8%)	(14%)	70%	(1%)	12%	12%
Haemophilia A	411	320	244	—	76	91	84
% change at CER	(9%)	(8%)	(9%)	(75%)	1%	(12%)	(14%)
Haemophilia B	166	104	67	2	35	62	29
% change at CER	20%	18%	2%	—	54%	24%	32%
NovoSeven®	1,676	796	510	75	211	880	866
% change at CER	0%	(12%)	(19%)	80%	(9%)	13%	14%
Rare endocrine disorders[3]	1,805	1,254	571	42	641	551	544
% change at CER	(4%)	11%	10%	208%	8%	(27%)	(27%)
Other Biopharm[4]	376	265	203	2	60	111	35
% change at CER	(3%)	(3%)	(8%)	100%	15%	(4%)	(28%)
Biopharm total	4,507	2,769	1,617	121	1,031	1,738	1,596
% change at CER	(2%)	0%	(6%)	102%	6%	(5%)	(6%)

Total sales	35,622	18,337	9,170	4,257	4,910	17,285	16,181
% change at CER	15%	14%	10%	13%	21%	17%	16%
% change as reported	15%	15%	10%	20%	19%	16%	14%
Share of growth	100%	46%	18%	10%	18%	54%	48%
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Refixia®, NovoThirteen® and Esperoct®.
3) Primarily Norditropin®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 66 / 2021

Financial report for the period 1 January 2021 to 30 September 2021	Page 28 of 30

9M 2021 sales split per area

DKK million	Total	International Operations	EMEA	Region China	Rest of World	North America Operations	The US

Diabetes and Obesity care segment
Rybelsus®	3,015	290	179	—	111	2,725	2,678
% change at CER	209%	—	—	—	—	185%	182%
Ozempic®	22,989	6,107	4,593	138	1,376	16,882	15,708
% change at CER	61%	151%	114%	—	354%	43%	42%
Victoza®	11,221	5,230	2,750	1,188	1,292	5,991	5,765
% change at CER	(16%)	(4%)	(18%)	48%	(2%)	(24%)	(24%)
Total GLP-1	37,225	11,627	7,522	1,326	2,779	25,598	24,151
% change at CER	30%	47%	37%	64%	73%	24%	23%
Long-acting insulin	13,387	8,331	5,073	1,575	1,683	5,056	4,644
% change at CER	4%	13%	6%	39%	15%	(8%)	(9%)
Tresiba®	6,998	4,060	2,217	792	1,051	2,938	2,619
% change at CER	8%	24%	15%	162%	3%	(8%)	(10%)
Xultophy®	1,984	1,600	1,279	2	319	384	377
% change at CER	11%	23%	6%	100%	197%	(21%)	(21%)
Levemir®	4,405	2,671	1,577	781	313	1,734	1,648
% change at CER	(5%)	(6%)	(5%)	(6%)	(6%)	(5%)	(4%)
Premix insulin	8,512	8,076	2,204	4,052	1,820	436	418
% change at CER	7%	6%	3%	9%	4%	10%	12%
Ryzodeg®	1,287	1,287	306	207	774	—	—
% change at CER	39%	39%	33%	—	17%	—	—
NovoMix®	7,225	6,789	1,898	3,845	1,046	436	418
% change at CER	2%	2%	0%	5%	(4%)	10%	12%
Fast-acting insulin	13,167	8,183	4,817	1,769	1,597	4,984	4,672
% change at CER	(2%)	3%	0%	12%	4%	(10%)	(11%)
Fiasp®	1,253	799	697	—	102	454	427
% change at CER	27%	37%	28%	—	143%	12%	13%
NovoRapid®	11,914	7,384	4,120	1,769	1,495	4,530	4,245
% change at CER	(5%)	1%	(3%)	12%	1%	(12%)	(13%)
Human insulin	6,967	5,783	1,634	2,109	2,040	1,184	1,121
% change at CER	0%	2%	(8%)	(4%)	18%	(5%)	(4%)
Total insulin	42,033	30,373	13,728	9,505	7,140	11,660	10,855
% change at CER	2%	6%	2%	10%	10%	(8%)	(9%)
Other Diabetes care[1]	2,778	2,056	535	1,149	372	722	617
% change at CER	(7%)	(7%)	1%	(6%)	(21%)	(6%)	(6%)
Total Diabetes care	82,036	44,056	21,785	11,980	10,291	37,980	35,623
% change at CER	13%	14%	11%	13%	20%	11%	11%
Obesity care (Saxenda® and Wegovy™)	5,941	2,303	1,283	38	982	3,638	3,370
% change at CER	49%	51%	61%	—	36%	48%	49%
Diabetes and Obesity care total	87,977	46,359	23,068	12,018	11,273	41,618	38,993
% change at CER	15%	15%	13%	13%	22%	14%	13%

Biopharm segment
Rare blood disorders[2]	7,727	4,422	2,841	176	1,405	3,305	3,109
% change at CER	7%	1%	2%	(32%)	5%	17%	19%
Haemophilia A	1,531	1,190	865	20	305	341	322
% change at CER	23%	22%	17%	100%	34%	27%	28%
Haemophilia B	475	293	197	3	93	182	83
% change at CER	26%	28%	27%	—	25%	24%	47%
NovoSeven®	5,531	2,871	1,733	153	985	2,660	2,594
% change at CER	2%	(8%)	(6%)	(39%)	(3%)	15%	17%
Rare endocrine disorders[3]	5,584	3,733	1,731	111	1,891	1,851	1,835
% change at CER	0%	6%	4%	162%	5%	(10%)	(10%)
Other Biopharm[4]	1,179	807	639	4	164	372	170
% change at CER	2%	(3%)	(7%)	(20%)	14%	16%	20%
Biopharm total	14,490	8,962	5,211	291	3,460	5,528	5,114
% change at CER	4%	3%	1%	(5%)	5%	6%	7%

Total sales	102,467	55,321	28,279	12,309	14,733	47,146	44,107
% change at CER	13%	13%	11%	12%	17%	13%	12%
% change as reported	8%	10%	8%	14%	10%	6%	5%
Share of growth	100%	53%	23%	11%	19%	47%	42%
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Refixia®, NovoThirteen® and Esperoct®.
3) Primarily Norditropin®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 66 / 2021

Financial report for the period 1 January 2021 to 30 September 2021	Page 29 of 30
APPENDIX 7: NON-IFRS FINANCIAL MEASURES (ADDITIONAL INFORMATION)
In this Company Announcement, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures. The non-IFRS financial measures presented in the Company Announcement are Sales and operating profit at CER, Free cash flow and Financial reserves.

Sales and operating profit growth at CER
'Growth at CER’ means that the effect of changes in exchange rates is excluded. It is defined as Net sales/Operating profit for the period measured at the average exchange rates for the same period prior year compared with Net sales/Operating profit for the same period prior year. Price adjustments within hyperinflation countries as defined in IAS 29 ‘Financial reporting in hyperinflation economies’ are excluded from the calculation to avoid growth at CER being artificially inflated.

Growth at CER is considered to be relevant information for investors in order to understand the underlying development in sales and operating profit by adjusting for the impact of currency fluctuations.

Sales at CER

DKK million	9M 2021	9M 2020	% change 9M 2021 to 9M 2020	Q3 2021	Q3 2020	% change Q3 2021 to Q3 2020

Net sales	102,467	94,808	8%	35,622	30,927	15%
Effect of exchange rates	4,598	—		66	—
Sales at CER	107,065	94,808	13%	35,688	30,927	15%

Operating profit at CER

DKK million	9M 2021	9M 2020	% change 9M 2021 to 9M 2020	Q3 2021	Q3 2020	% change Q3 2021 to Q3 2020

Operating profit	45,010	42,948	5%	15,249	12,808	19%
Effect of exchange rates	3,020	—		34	—
Operating profit at CER	48,030	42,948	12%	15,283	12,808	19%

Free cash flow
Novo Nordisk defines free cash flow as ’net cash generated from operating activities’, less ‘net cash used in investing activities’, less repayment on lease liabilities and excluding net change of marketable securities. Free cash flow is a measure of the amount of cash generated in the period which is available for the Board of Directors to allocate between Novo Nordisk's capital providers, through eg dividends, share repurchases and repayment of debt (excluding lease liability repayments) or for retaining in the business to fund future growth.

The following table shows a reconciliation of Free cash flow with Net cash generated from operating activities, the most directly comparable IFRS financial measure:

Free cash flow

DKK million	9M 2021	9M 2020	Q3 2021	Q3 2020

Net cash generated from operating activities	58,017	51,779	21,507	17,506
Net cash used in investing activities	(11,002)	(9,536)	(4,635)	(6,063)
Repayment on lease liabilities	(636)	(684)	(202)	(219)
Net change in marketable securities	5,933	—	2,946	—
Free cash flow	52,312	41,559	19,616	11,224

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Company announcement No 66 / 2021

Financial report for the period 1 January 2021 to 30 September 2021	Page 30 of 30
Financial reserves
'Financial reserves' is defined as the sum of cash and cash equivalents at the end of the period, marketable securities with original term to maturity exceeding three months and undrawn committed credit and loan facilities, with a maturity of more than 12 months, less loans and bank overdrafts classified as liabilities arising from financing activities with obliged repayment within 12 months of the balance sheet date. The following table reconciles total financial reserves with cash and cash equivalents, the most directly comparable IFRS financial measure:

Financial reserves

DKK million	9M 2021	9M 2020

Cash and cash equivalents	29,490	25,465
Marketable securities	5,897	—
Undrawn committed credit facility	11,526	11,542
Borrowings	(557)	(595)
Financial reserves	46,356	36,412

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Company announcement No 66 / 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 3, 2021
Novo Nordisk A/S

Lars Fruergaard Jørgensen
Chief Executive Officer